UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101. Information to be Included in Statements Filed

Pursuant to §240.13d-1(a) and Amendments Thereto Filed

Pursuant to §240.13d-2(a))

UNDER SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

KongZhong Corporation
(Name of Issuer)

Ordinary Shares, par value US$0.0000005 per share**
(Title of Class of Securities)

50047P104***
(CUSIP Number)

WANG Leilei

35th Floor, Tengda Plaza

No. 168 Xizhimenwai Street

Beijing, 100044, China

(86-10) 8857 5898

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 5, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	Not for trading, but only in connection with the registration of American Depositary Shares each representing 40 ordinary shares.

***	This CUSIP applies to the American Depositary Shares, each representing 40 ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 50047P104	13D	Page 2 of 10 Pages

1	NAME OF REPORTING PERSONS Right Advance Management Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 253,257,440[1]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 253,257,440[1]
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 253,257,440[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.5%[2]
14	TYPE OF REPORTING PERSON CO

1 Includes 64,424,120 Shares represented by 1,610,603 American depositary shares of the Issuer.

2 Based upon 1,882,073,063 Shares outstanding as of December 31, 2014 as reported in the Issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2014 filed on April 16, 2015.

CUSIP No. 50047P104	13D	Page 3 of 10 pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Chiming Bells International Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 63,663,142
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 63,663,142
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,663,142
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4%[1]
14	TYPE OF REPORTING PERSON CO

1 Based upon 1,882,073,063 Shares outstanding as of December 31, 2014 as reported in the Issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2014 filed on April 16, 2015.

CUSIP No. 50047P104	13D	Page 4 of 10 pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WANG Leilei
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 364,920,582[1]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 364,920,582
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 364,920,582
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.4%[2]
14	TYPE OF REPORTING PERSON IN

1 Includes (i) 253,257,440 Shares held through Right Advance Management Ltd., which the Reporting Person beneficially owns and controls, (ii) 63,663,142 Shares held through Chiming Bells International Limited., which the Reporting Person beneficially owns and controls, and (iii) 48,000,000 Shares held in the name of the Reporting Person.

2 Based upon 1,882,073,063 Shares outstanding as of December 31, 2014 as reported in the Issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2014 filed on April 16, 2015.

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the disclosures in Item 2 (“Identity and Background”), Item 3 (“Source and Amount of Funds or Other Consideration”), Item 4 (“Purpose of Transaction”), Item 5 (“Interest in Securities of the Issuer”), Item 6 (“Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer”) and Item 7 (“Material to be Filed as Exhibits”) of the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “Commission”) on October 8, 2008, as amended pursuant to Amendment No. 1 filed with the Commission on January 14, 2010. Unless specifically amended hereby, the disclosures set forth in the Schedule 13D, as amended, remain unchanged.

All capitalized terms used, but not defined, in this Amendment No. 2 shall have the meanings given to them in the Schedule 13D, as amended.

Item 1.	Security and Issuer.

This statement relates to the ordinary shares, par value $0.0000005 per share (“Shares”), including Shares represented by American Depositary Shares (“ADSs,” each ADS representing 40 Shares), of KongZhong Corporation (the “Issuer”). The Issuer’s principal executive office is located at 35th Floor, Tengda Plaza, No. 168 Xizhimenwai Street, Beijing, the People’s Republic of China.

Item 2.	Identity and Background.

(a) The names of the persons filing this statement are Right Advance Management Ltd. (“Right Advance”), a British Virgin Islands company, Chiming Bells International Limited (“Chiming Bells”), a British Virgin Islands company, and WANG Leilei, a citizen of the People’s Republic of China and the chairman and chief executive officer of the Issuer (“Mr. Wang”; together with Right Advance and Chiming Bells, the “Reporting Persons”). The agreement between the Right Advance, Chiming Bells and Mr. Wang to file this Schedule 13D/A jointly in accordance with Rule 13d-1(k) under the Act is attached as Exhibit 1 to this statement.

(b) The address of the principal office of Right Advance, Chiming Bells, and the business address of Mr. Wang is 35th Floor, Tengda Plaza, No. 168 Xizhimenwai Street, Beijing, 100044, China.

(c) Both of Right Advance’s and Chiming Bells’ principal business are making and holding investments. Mr. Wang is the Chief Executive Officer and Chairman of the Board of Directors of the Issuer.

(d) During the last five years, none of the Reporting Persons, and to the best of their knowledge, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons, and to the best of their knowledge, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject, to federal or state securities laws or finding any violation with respect to such laws.

(f) Both of Right Advance and Chiming Bells are companies incorporated under laws of British Virgin Islands. Mr. Wang is a citizen of People’s Republic of China.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Persons anticipate that at the price US$8.56 per ADS, or approximately US$0.2140 per ordinary share set forth in the Proposal (as defined and further described in Item 4 below) (which price has not yet been approved by the Issuer’s board of directors) in acquiring all of the outstanding ordinary Shares of the Issuer other than the Shares owned by the Reporting Persons or their affiliates. This amount excludes (a) the estimated funds required to pay for the outstanding options to purchase the Shares and other outstanding equity awards of the Issuer; and (b) the estimated transaction costs associated with the purchase of the Shares.

It is anticipated that the funding for the purchase of the Shares will be provided by a combination of debt and equity capital.

The information set forth in or incorporated by reference in Items 4 of this statement is incorporated herein by reference in its entirety.

Item 4.	Purpose of Transaction.

On February 5, 2016, Mr. Wang, the chairman and chief executive officer of the Issuer, Right Advance and Chiming Bells entered into a consortium agreement (the “Consortium Agreement”) with IDG-Accel China Growth Fund II L.P. (“IDG Growth II”), and IDG-Accel China Investors II L.P. (“IDG Investors II”, together with Mr.Wang, Right Advance, Chiming Bells, and IDG Growth II, the “Consortium”), pursuant to which the Consortium will cooperate in good faith in connection with an acquisition transaction (the “Transaction”) with respect to the Issuer. The Consortium Agreement provides, among other things, for: cooperation in arranging financing; engaging advisors; admission of new Consortium members; cooperation in obtaining applicable governmental, statutory, regulatory or other approvals, licenses, waivers or exemptions for the consummation of the transactions; and cooperation in preparing definitive documentation with respect to the Transaction. During the period beginning on the date of the Consortium Agreement and ending on the earlier of (i) the 12-month anniversary of the date of the Consortium Agreement and (ii) the termination of the Consortium Agreement on the occurrence of other termination events, members of the Consortium have agreed to work exclusively with each other with respect to the Transaction and not to (a) make a competing proposal for the acquisition of control of the Issuer or (b) acquire or dispose of any securities of the Issuer.

Mr. Wang and IDG Growth II have previously submitted a preliminary non-binding proposal (the “Proposal”) to the Issuer’s board of directors in connection with the Transaction. Under the Proposal, members of the Consortium proposed to acquire, through an acquisition vehicle to be formed by them, all of the outstanding ordinary shares of the Company and ADSs not owned by them for US$8.56 per ADS or US$0.2140 per ordinary share in cash, representing a premium of 21.8% to the closing price of the Issuer’s ADSs on June 26, 2015 and a premium of approximately 20% to the average closing price of the Issuer’s ADSs during the last 30 trading days. The Proposal also provides that, among other things, the Consortium will negotiate and execute definitive agreements with respect to the Transaction that will include provisions typical for transactions of this type.

If the Transaction is completed, the Issuer’s ADSs would be delisted from the NASDAQ Global Select Market, and the Issuer’s obligation to file periodic reports under the Act would terminate. In addition, consummation of the Transaction could result in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D, including the acquisition or disposition of securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, a change to the board of directors of the Issuer (as the surviving company in the merger), and a change in the Issuer’s memorandum and articles of association to reflect that the Issuer would become a privately held company.

Other than as described above, none of the Reporting Persons currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto. As a result of these activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management, or capital structure of the Issuer as a means of enhancing shareholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein, including, without limitation, such matters as acquiring additional securities of the Issuer or disposing of securities of the Issuer; entering into an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; selling or transferring a material amount of assets of the Issuer or any of its subsidiaries; changing the present board of directors or management of the Issuer, including changing the number or term of directors or filling any existing vacancies on the board of directors; materially changing the present capitalization or dividend policy of the Issuer; materially changing the Issuer’s business or corporate structure; changing the Issuer’s certificate of incorporation, bylaws or instruments corresponding thereto or taking other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; and taking any action similar to any of those enumerated above.

References to the Consortium Agreement in this statement are qualified in their entirety by reference to the Consortium Agreement, copies of which are attached hereto as Exhibits 2 and incorporated herein by reference in their entirety.

Item 5. Interest in Securities of the Issuer

(a), (b) The following table sets forth the beneficial ownership of Shares of the Issuer for each of the Reporting Persons.

Reporting Person	Amount beneficially owned (1) (2):	Percent of class (3):	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:

Right Advance (4)	253,257,440	13.5%	253,257,440	0	253,257,440	0
Chiming Bells (4)	63,663,142	3.4%	63,663,142	0	63,663,142	0
WANG Leilei (4)	364,920,582	19.4%	364,920,582	0	364,920,582	0

(1) Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Act and includes voting or investment power with respect to the securities.

(2) Includes collectively those ordinary shares held by each Reporting Person.

(3) Percentage of beneficial ownership of each listed person is based on 1,882,073,063 ordinary shares outstanding as of December 31, 2014 as disclosed in Issuer’s annual report on Form 20-F filed with the SEC on April 16, 2015.

(4) Mr. Wang is the beneficial owner and controlling person of Right Advance and Chiming Bells, includes (i) 253,257,440 Shares held through Right Advance, (ii) 63,663,142 Shares held through Chiming Bells, and (iii) 48,000,000 Shares held in the name of Mr. Wang.

(c) None of the Reporting Persons has effected any transactions in the Shares (including Shares represented by ADSs) during the last sixty days.

(d) Not Applicable.

(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

The Consortium Agreement, which has been filed as Exhibit 2 to this statement, is incorporated herein by reference in their entirety. In addition, the information set forth in Items 3, 4 and 5 of this statement is incorporated by reference in its entirety into this Item 6. To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1: Joint Filing Agreement, among each Reporting Person, dated February 5, 2016 by and among the Reporting Persons.

Exhibit 2: Consortium Agreement, dated February 5, 2016 by and among WANG Leilei, Right Advance Management Ltd., Chiming Bells International Limited., IDG-Accel China Growth Fund II L.P., and IDG-Accel China Investors II L.P.

* * * * *

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 5, 2016

RIGHT ADVANCE MANAGEMENT LTD.

By:	/s/ WANG Leilei
Name: WANG Leilei
Title: Beneficial Owner and Controlling Person

CHIMING BELLS INTERNATIONAL LIMITED.

By:	/s/ WANG Leilei
Name: WANG Leilei
Title: Beneficial Owner and Controlling Person

WANG Leilei

By:	/s/ WANG Leilei

INDEX TO EXHIBITS

Exhibit 1	Agreement of Joint Filing by Right Advance Management Ltd., Chiming Bells International Limited., and Wang Leilei.

Exhibit 2	Consortium Agreement, dated February 5, 2016 by and among Wang Leilei, Right Advance Management Ltd., Chiming Bells International Limited., IDG-Accel China Growth Fund II L.P., and IDG-Accel China Investors II L.P.